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Exhibit 99.(a)(5)(F)

AGREEMENT

        AGREEMENT (this "Agreement") entered into as of the 21 day of December, 2005, by and among TDC A/S, CVR No. 14773908, Nørregade 21, 0900 Copenhagen, Denmark ("TDC"), and Nordic Telephone Company Holding ApS, CVR No. 29174202, Langelinie Allé 35, 2100 Copenhagen, Denmark ("NTCH") (each a "Party", and together the "Parties").

        WHEREAS, on December 2, 2005, Nordic Telephone Company ApS, a wholly-owned subsidiary of NTCH, which is indirectly wholly-owned by certain investment partnerships directly or indirectly advised or managed by Apax Partners Worldwide LLP, The Blackstone Group International Limited, Kohlberg Kravis Roberts & Co. Ltd., Permira Advisers KB, Providence Equity Partners Limited (together the "Sponsors"), or affiliates of the Sponsors, made a cash offer for the shares and American Depository Shares of TDC (the "Equity Tender Offer"), pursuant to that certain equity tender offer document, as sent to shareholders of TDC and as may be amended or supplemented from time to time;

        WHEREAS, in connection with the Equity Tender Offer, NTCH intends to undertake an invitation (the "Invitation") to holders of the following debt securities of TDC (the "Notes") to offer to sell such securities to NTCH or another entity designated by NTCH: (a) DEM 500,000,000 5.00% notes due 2008, (b) JPY 3,000,000,000 1.28% notes due 2008, (c) EUR 350,000,000 5.625% notes due 2009, (d) EUR 1,000,000,000 5.20% notes due 2010, (e) EUR 700,053,000 3.875% notes due 2011 and (f) EUR 750,000,000 6.50% notes due 2012 as set forth in the draft invitation memorandum dated the date hereof (the "Invitation Memorandum"); and

        WHEREAS, in conjunction with the Invitation, NTCH intends to solicit consents (the "Solicitations") from holders of the Notes to undertake certain actions as set forth in the Invitation Memorandum.

        NOW, THEREFORE, the Parties hereby agree as follows:

        1.     Agreement to give Notices.    Upon request by NTCH, TDC hereby agrees to give the Notices to convene the Meetings, on the terms and conditions in all material respects as set forth in the Invitation Memorandum, and in accordance with the terms of the trust deeds of the Notes (the "Trust Deeds").

        2.     Expenses.    If the closing of the Equity Tender Offer does not occur, NTCH agrees to reimburse TDC for (a) any reasonable out-of-pocket costs and expenses incurred in connection with giving the Notices and convening the Meetings, and (b) any claims made by the Trustee in connection with the Invitation and the Solicitations, including any extra remuneration, costs, charges, liabilities and expenses, and indemnification, which TDC is required to pay, discharge, reimburse or indemnify to the Trustee pursuant to the Trust Deeds (including Clause 9), (and including all costs to advisors of the Trustee).

        3.     Indemnification.

        (a)   NTCH agrees to indemnify and hold harmless each of TDC and its officers and directors (each, and "Indemnified Person"), to the full extent lawful, from and against any damages, losses, claims or proceedings (collectively, "losses"), and to the extent arising out of TDC's giving of the Notices and convening the Meetings (other than any losses to the extent resulting from the gross negligence, willful misconduct or bad faith of such Indemnified Person).

        (b)   Without undue delay after receipt by an Indemnified Person of notice of the commencement of any third party claim, action or other proceeding, such Indemnified Person will, if a claim in respect thereof is to be made against NTCH, notify NTCH of the commencement thereof, and NTCH will be entitled to participate in the defense thereof, and to the extent that NTCH may elect, to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Person; provided that if an Indemnified Person shall have been advised by legal counsel that there are actual or potential conflicting interests between NTCH and such Indemnified Person, including situations in which there are one or more legal defenses available to such Indemnified Person that are different from or additional to those available to NTCH, such Indemnified Person shall have the right to select and be represented by separate counsel (and NTCH, in such case, will remain liable for the expenses of such separate counsel).

        (c)   No party or Indemnified Person may settle or compromise any third party claim, action or other proceeding without the other party's consent (which shall not be unreasonably withheld).

        4.     Right to attend Meetings.    TDC and its advisors and representatives shall be entitled to attend the Meetings.

        5.     Contact with Trustee, Issuing and Paying Agents, Clearing Systems and Stock Exchange Authorities.    TDC agrees that NTCH and the Sponsors, and their respective advisors and representatives, may initiate and engage in communications with the Trustee, the issuing and paying agents for the Notes, the relevant clearing systems and stock exchange authorities at any time in connection with the Invitations and the Solicitations, provided that NTCH or its advisors or representatives notify TDC or its advisors or representatives in advance thereof to the extent reasonably practicable so as to enable TDC or its advisors or representatives to participate in any such meetings and discussions, if they so elect.

        6.     NTCH Funds.    NTCH represents and warrants to TDC that on or about December 21, 2005, it will receive equity and equity-like contributions in the amount of not less than EUR 900,000,000.

        7.     Governing Law and Disputes.    This Agreement and any dispute or claim arising out of or in connection herewith shall be governed by and construed in accordance with the laws of the Kingdom of Denmark. Any dispute or claim arising out of or in connection with this Agreement shall be finally settled in accordance with the "Rules of Procedure of the Danish Institute of Arbitration (Danish Arbitration)". For the purpose of establishing an arbitration tribunal, NTCH shall be deemed to be a non-Danish party. The place of the arbitration shall be Copenhagen. The language of the arbitration shall be English.

        IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed as of the date first written above.

For TDC A/S:

/s/ HENNING DYREMOSE Henning Dyremose President and Chief Executive Officer

/s/ MUNK NIELSEN Hans Munk Nielsen Senior Executive Vice President and Chief Financial Officer

For Nordic Telephone Company Holding ApS:

/s/ KURT BJÖRKLUND Kurt Rolf Richard Björklund Chairman

/s/ RICHARD WILSON Richard Charles Wilson Director

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  Exhibit 99.(a)(5)(F)
AGREEMENT